

November 10, 2010

Richard S. Kahlbaugh
President and Chief Executive Officer
Fortegra Financial Corporation
100 West Bay Street
Jacksonville, FL 32202

> **Re:** **Fortegra Financial Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 29, 2010**
> **File No. 333-169550**

Dear Mr. Kahlbaugh:

We have reviewed your amended registration statement and response letter each filed October 29, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 1

1. We note your response to comment 6 but disagree that the summary is a balanced presentation. You have provided a summary description of the market opportunity, competitive strengths and growth strategy and limited the disclosure of the risks to a list of the risks without a similar summary description. Please either provide a similar summary description of the risks identified or revise the description of your market opportunity, competitive strengths and growth strategy to provide an identification of each item and a cross reference to the more detailed discussion in your "Business" section.

Unaudited Pro Forma Financial Information, page 46

2. We acknowledge your response to prior comment 15. The hiring of a group of insurance brokers shortly after the acquisition of Bliss & Glennon to expand the business geographically appears to be a corporate strategic decision that is not directly attributable

to the acquisition of Bliss & Glennon and thus is inappropriate as an adjustment in your pro forma presentation. Please revise or tell us the factors that you considered in concluding that the hiring of employees subsequent to the acquisition and the ensuing termination of these employees is directly related to the acquisition of Bliss & Glennon.

Management's Discussion and Analysis of Financial Condition
and Results of Operations, page 52

Critical Accounting Policies, page 69

3. We acknowledge your response to prior comment 18. Please disclose the effect that reasonably likely changes in your key assumptions would have on service and administrative fees, wholesale brokerage commissions and fees, ceding commissions and net underwriting revenue. Please also disclose the factors used to determine the specified net allowance retained by you in retrospective commission arrangements.

Service and Administrative Fees, page 76

4. We acknowledge your response to prior comment 20. You disclosed on page 55 that your Payment Protection revenue includes administrative fees charged by you under retrospective commission arrangements with producers. Please describe the terms governing your retrospective commission arrangements with producers as we originally requested.

Liquidity and Capital Resources, page 80

5. We note your response to prior comment 8. To the extent material to your liquidity position, please expand your disclosure to include a similar discussion of the restrictions on dividend payments by certain of your subsidiaries as a result of covenants included in your revolving credit facility.

6. We acknowledge your response to prior comment 25. Please clarify how closing costs incurred for Wells Fargo and SunTrust credit facilities of $1.2 million decreased your operating cash flows as opposed to your financing cash flows. Please also clarify how the $3 million release of trust funds that were no longer required for collateralization decreased your operating cash flows.

Contractual Obligations and Other Commitments, page 92

7. We acknowledge your response to prior comment 26. You disclosed net unpaid claims as opposed to the estimated unpaid claims reflected on your balance sheet. Please revise to include estimated payments on your unpaid claims liability.

Qualitative and Quantitative Disclosure of Market Risk, page 92

8. Please reconcile your disclosure in response to prior comment 13 included on page 35 regarding interest rate risks with your disclosure on page 92. Further, please update your disclosure to include the interest rate risks associated with your redeemable preferred stock.

Business, page 102

Payment Protection, page 106

9. We note your disclosure on page 107 that premiums on your credit insurance policies are paid to you from the client and retrospective commissions are returned to your clients. Please explain why, in the graphical representation of the flow of fees, premiums and commissions on page 108, the arrow representing retrospective commissions appears to flow both directions between Life of the South and Financial Institutions and Retailers. If commissions or other funds flow both directions, please update your narrative disclosure to describe such payments. Alternatively, please clarify whether such flow of funds represents the payment of the administrative fees charged by the company or revise the graphical representation to reflect the relationships and payments described.

Asset Recovery and Commercial Collections, page 114

10. Please reinstate the disclosure regarding the penalty payment due if you terminate the agreement with NUFIC.

Executive and Director Compensation, page 139

Cash Incentive Awards, page 142

11. We note your response to prior comment 35 and reissue our comment in part. Please expand your disclosure to include the following:
    - The evaluation by the board of directors of the level of achievement by each named executive officer of the individual annual performance objectives applicable to them.

Financial Statements

Consolidated Statement of Income, page F-4

12. We acknowledge your response to prior comment 40. You disclose on page 2 that your Payment Protection business represented 51.5% of your total net revenues. Please tell us the amount and percent of your Payment Protection revenues derived from credit insurance, debt protection, warranty, service contract and car club solutions products for each period presented.

13. Your net underwriting revenue consists of earned premiums less net incurred claims and commissions. Please tell us your basis for classifying the net of these transactions as net underwriting revenues and presenting the net result as revenues given that the net result appears to represent your insurance underwriting profit.

Note 2 – Summary of Significant Accounting Policies- investments, page F-11

14. We acknowledge your response to prior comment 38. Please revise your accounting policy for when you recognize other than temporary impairment for equity securities given that you have not recognized losses on equity securities that have been in a loss position for four consecutive quarters. Alternatively, please tell us the objective evidence for each equity security that supports your conclusion that an other than temporary impairment is not necessary for securities in an unrealized loss for more than nine months. The presumption is that the duration of the loss position is an important factor in assessing impairment and that the longer an equity security has been in a loss position the harder it is for a holder of the equity security to demonstrate that they know more than the market.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at (202) 551-3873, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3751 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Alexander D. Lynch, Esq.
         Weil, Gotshal & Manges LLP
         767 Fifth Avenue
         New York, NY 10153